FAIRFIELD COMMUNITIES, INC.

            10% SENIOR SUBORDINATED SECURED NOTES

                      OMBUDSMAN REPORT




                    FOR THE PERIOD ENDING

                     SEPTEMBER 30, 1995





                         Prepared by

                HOULIHAN LOKEY HOWARD & ZUKIN

            ------------------------------------


                       Date Prepared:
                      November 1, 1995





INTRODUCTION
-----------------------------------------------------------

In connection with Houlihan Lokey Howard & Zukin's role ("Houlihan Lokey") as the official ombudsman ("Ombudsman") to the Fairfield Communities, Inc. ("Fairfield" or the "Company") Senior Subordinated Secured Noteholders ("Noteholders"), the following is the quarterly report regarding the Noteholders' collateral for the quarter ending September 30, 1995.

The Noteholders' collateral (the "Collateral") consists of all of Fairfield's interest in its (i) Fairfield Pointe Alexis development (excluding certain lots pledged as Collateral to the First National Bank of Boston) located in Tarpon Springs, Florida ("Pointe Alexis"); (ii) Harbour Ridge joint venture in Stuart, Florida ("Harbour Ridge"); and (iii) Sugar Island joint venture in St. Croix, U.S. Virgin Islands ("Sugar Island"). Noteholders previously had Collateral interests in the Bald Mountain Golf Course at the Fairfield Mountain Development ("Bald Mountain Golf Course") until it was sold on February 9, 1993 and the Harbour Golf Course at the Fairfield Harbour development in New Bern, North Carolina ("Harbour Golf Course") until it was sold on October 8, 1993.

In addition, Fairfield has reserved, but not issued, 588,235 shares of its common stock (approximately five percent of the outstanding Fairfield common stock on a fully-diluted basis) on behalf of the Noteholders to be issued, in whole or part, and to the extent that the Collateral sale proceeds are insufficient to fully repay the principal and accrued interest on the Senior Subordinated Secured Notes ("Notes"). As of October 30, 1995, the trading price of Fairfield's common stock was 7 1/4.

Pursuant to Fairfield's plan of reorganization, efforts are underway to liquidate all of the Fairfield controlled Collateral (Pointe Alexis) and to continue receipt of cash flow distributions from Collateral consisting of Fairfield general and limited partnership interests (Sugar Island and Harbour Ridge). Fairfield also must maintain the Collateral it controls until the liquidation process is complete.

Collateral proceeds during the quarter ended September 30, 1995 totaled approximately $450,760 (excluding approximately $53,308 funded to the Noteholders' Operating Account which is used to pay administrative expenses at Pointe Alexis). The balance in the Noteholders' Interest Payment Account was $1,211,434 as of September 30, 1995.

Since  the effective date of  Fairfield's Chapter 11 plan of
reorganization,  Noteholders   have  received  distributions
totaling $12,754,927, of which $8,009,279 was interest and $4,745,6448 was principal. The remaining principal balance



outstanding as of September 30, 1995 was $14,805,665 which amount is secured by all of the Collateral outlined in this report (including the cash balance mentioned above).

This report will serve to more fully describe the Collateral as well as to update the Noteholders with the respect to both the condition and expected cash flow of all of the remaining Collateral.



POINTE ALEXIS
-----------------------------------------------------------

Fairfield  Pointe  Alexis  is   divided  into  two  separate
developments,  Pointe Alexis  South and Pointe  Alexis North
(Harbour Watch), both located in Tarpon Springs, Florida.

Pointe Alexis South is a Fairfield community master planned for 271 units. As of September 30, 1995, 169 lots had been sold and closed, 45 were vacant lots with roads and improvements installed, and 57 were raw land with no improvements. The aggregate release price (the amount which must be paid to Noteholders upon sale of each unit) for all the remaining lots is $1,170,375 although some of the interior lots may never yield any appreciable value and even many of the water-front lots may eventually need to be sold at prices well below the current release prices. Originally developed as a retirement community, Pointe Alexis has both single- and multi-family product. As a result of Fairfield's Chapter 11 filing and limited sales at Pointe Alexis, however, the Company limited construction activity to projects in progress and began marketing tracts of land in bulk to other developers. This strategy will continue going forward. Lot prices range from $12,000 to $20,000 but may be discounted if large tracts of land are sold in bulk.

The community surrounding the development consists mostly of lower income housing and access from the Tampa airport is poor; however, some of the lots (especially the water-front lots) do have appeal. In addition, Pointe Alexis is one of the few remaining sites in Florida where gulf-front properties can be purchased at relatively inexpensive prices, and the Tarpon Springs area does have a strong retirement community. A market does exist for Pointe Alexis lots, albeit at significantly discounted prices from historical levels. At the current sales and release prices, the remaining land inventory will likely liquidate over three or four years as undeveloped lots are sold in small to medium sized tracts to developers. As an alternative, the entire project could be sold in a single bulk sale, or sold through an auction, although these alternatives would likely require an aggregate sales price well below the aforementioned release price.

During the quarter ended September 30, 1995, at Pointe Alexis South, Fairfield recorded 2 lot sales and 2 lot closings compared to 1 lot sale and 6 lot closings during the quarter ended September 30, 1994. Total revenues at Pointe Alexis South during the third quarter ended September 30, 1995 totaled $30,000 compared to $143,750 during the second quarter ended September 30, 1994.

Harbour Watch  shares the same location  and access problems
as   Pointe  Alexis   South,  but  has   superior  marketing
characteristics and  Collateral value.   Harbour Watch  is a
gated community with card-controlled access. From inception, it has been operated as a lot sale development with



no home building operations conducted by Fairfield (in contrast to Pointe Alexis South). Lot prices generally range from $50,000 for interior lots to $170,000 or more for water-front lots with docks. The master plan calls for sales of 180 lots. As of September 30, 1995, 117 lots had been sold and closed, and 63 were developed with roads and available for sale. Of the 63 remaining lots, the First National Bank of Boston has a first lien on 14 lots. The aggregate release price on the lots pledged as Collateral to the Noteholders is $1,784,718, which reflects a 13% price
                               --------------------------
---------------------------------------------------------

reduction effective  as of January  1, 1995.   The reduction
-------------------------------------------
was approved by the Ombudsman due to limited sales activity and to generate funds for expenses at Pointe Alexis. If sales activity continues to be slow, and no buyer materializes for a bulk purchase, remaining lots may be sold through an auction format which could prompt further decreases in release prices.

During the quarter ended September 30, 1995, at Harbour Watch, Fairfield recorded 0 lot sales and 2 lot closings, compared to 1 lot sale and 1 lot closing during the quarter ended September 30, 1994. Total revenues at Harbour Watch during the quarter ended September 30, 1995 were $158,200 compared to $160,000 during the quarter ended September 30, 1994.

Many of the homes which have been built are quite large and expensive, particularly some of the water-front homes. There is an ongoing sales effort in place with a sales trailer at the entrance to the community. During the quarter ending September 30, 1995, construction of several new homes continued, maintaining the community's positive ambiance of ongoing activity. Since completing the development of the water-front property, 3 water-front lots have been sold. As of the date of this report, there were 9 water-front lots available for sale at Harbour Watch with an aggregate release price of $656,028.

Pointe Alexis South and Harbour Watch collectively had monthly cash operating expenses of approximately $43,745.72 during the quarter ended September 30, 1995, which, together with closing costs and commissions, may be funded out of excess sale proceeds (the sale price that is in excess of the release price).

As the Ombudsman, Houlihan Lokey will continue to monitor the spread between the sales prices and release prices and its relationship with operating expenses and closing costs. At its discretion, Houlihan Lokey can instruct Fairfield to increase (up to the levels in the March 31, 1989 Indenture) or decrease release prices as appropriate. As mentioned above, Houlihan Lokey approved a 13% reduction in Harbour Watch release prices effective as of January 1, 1995. Based on the slow sales pace at Pointe Alexis South and Harbour Watch discussed above, further reductions in the sales and release prices may be required during 1995 or 1996, particularly if an auction sale format is pursued.


HARBOUR RIDGE
----------------------------------------------------------

Harbour Ridge is a for-sale luxury recreational community located on a beautiful stretch of land fronting on the St. Lucie River approximately one hour from the West Palm Beach Airport in Stuart, Florida. The Collateral interest entitles Noteholders to 35.5 percent of the net partnership cash flow. The community is a high-end luxury community with a strong seasonal element, as opposed to year-round residence, with prices ranging from approximately $175,000 to approximately $1 million. Primary emphasis is on a golf and clubhouse lifestyle, with a secondary emphasis on boating. There are also boat slips for sale ranging in price from $15,000 to $40,000.

The managing general partner of Harbour Ridge is Harbour Ridge, Inc., the principals of which have years of experience and success in the business which are clearly expressed in the competent and professional look and feel of the project. The homes are attractively designed and appear well built. The clubhouse also is attractively designed and is surrounded by two golf courses, one designed by Joe Lee and the other by Pete Dye.

During  the quarter ending September 30,  1995, 3 units were
sold, leaving approximately  11 more  units to be  sold.   A
total of 685 units have been sold since the inception of the project.

The Noteholders received a distribution of $352,900 from Harbour Ridge during the quarter ending September 30, 1995. Current projections indicate that an additional $.6 to $1.0 million of cash flow should be generated for the Noteholders.


SUGAR ISLAND
----------------------------------------------------------

The Sugar Island Partnership (the "Partnership") was formed during 1984 to purchase approximately 4,091 acres of land located on the island of St. Croix, Territory of the Virgin Islands of the United States. The managing general partner is Delray Land, Inc. ("Delray"). The Partnership paid $10 million for the property. At the time of the purchase, the property was undeveloped except for the 166-acre Fountain Valley Golf Course (renamed Carambola Golf Club) designed by Robert Trent Jones. Fairfield's interest in the Partnership entitles it to 30% of the total net cash flow distributed.

To date, the Partnership has sold 883 acres of the property in two separate transactions. During 1986, the Partnership sold 855 acres of the inland property to Danested Associates ("Danested") for an aggregate purchase price of $10.7 million. Danested has developed condominiums and vacant lots designated for single-family homes on the property. Also during 1986, the Partnership sold 28.5 acres of water-front land to the Davis Beach Company for approximately $2.5 million for use in the development of the 157-unit Carambola Beach Resort (not included in the Collateral). Danested had entered into an option to purchase approximately 1,069 additional acres of land for $12.0 million, but the option expired unexercised on March 31, 1991. The land that was under option to Danested is located in the central part of the island. It is mostly flat and easily developed but for the most part has no direct ocean views. Danested also had an option to purchase the Carambola Golf Club (the "Golf Club") for $7.5 million which expired unexercised on March 31, 1993.

The remaining parcel of 2,139 acres is arguably some of the most beautiful land on St. Croix. The terrain is mountainous and covered with dense foliage. Most of the property has ocean views. The coastal portions are set in a series of coves ideal for development but currently there are no significant natural beaches and very limited road access. Development of the property will be difficult and expensive, limiting the number of potential buyers. The Partnership has indicated that it is considering selling small sections of land or even individual lots, if possible. The cost of holding the property is relatively low. The Partnership leases the land to local farmers which results in a 95% property tax exemption.

The Carambola Beach Resort (the "Resort") is a five-star development and was completely rebuilt following hurricane
Hugo  in  1990.   As  a  result  of  decreasing tourism  and
occupancy rates, however, the senior Resort  lenders decided to  foreclose on  the  hotel property  and  shut down  hotel
operations  during June  1991.   The Resort  remained closed
until  an investment  group,  operating  through a  Radisson
Hotel  International  franchise  agreement,   purchased  the
property  on  June 8,  1993.   During  1994, the  resort was
reported to have occupancy of approximately 30%, although occupancy had increased to over 50% by the end of the year. Although occupancy rates are not available for 1995, the


continued slow pace of tourism in St. Croix would suggest that they have not materially improved over 1994.

On September 15, 1995, St. Croix was devastated by hurricane Marilyn, causing over $50 million of damage to the Island. The Resort sustained the loss of its entire beach system, and is not expected to be reopened until early December. The Golf Club also sustained significant damage with several trees uprooted, sand traps washed-out and structural damage incurred to the club house.



----------------------------------------------------------


Fortunately, Delray has reserved sufficient funds to cover the insurance deductible and is already almost completed making repairs. According to Delray, the Golf Club should be opened by mid-November. According to the Federal Emergency Management Agency (FEMA), repairs on St. Croix should be 90% complete by early 1996. Cruise ships are expected to return to the Virgin Islands by mid-November, particularly to St. Croix which incurred less damage than the more popular islands of St. Thomas and St. Johns.

Prior to the hurricane, increased play at the Golf Club had netted annualized cash flow to the Partnership of approximately $200,000. Total rounds played increased from 25,400 during 1993 to 31,200 during 1994. During the second quarter of 1995, the Golf Club reported 6,425 total rounds of golf compared to 6,475 during the second quarter of 1994. Delray attributes the second quarter decline in rounds played to the impact of the drought on St. Croix which had plagued the island for over six months. Play during the third quarter of 1995 was far below normal levels due to the hurricane.

During the first quarter of 1995, St. Croix passed legislation legalizing gambling on the island. According to Delray, gambling on the island should increase interest in the Partnership property for the development of new hotels and/or casinos; however, the only gambling license granted to date was to a local developer who was unable to raise sufficient financing to fund the construction of a casino. Also, plans to rebuild the St. Croix airport following the hurricane call for substantial expansion which could help attract new development to the Island.

From a Collateral value perspective, Sugar Island should generate cash flow for the Noteholders, although the magnitude and the time frame over which the cash flow will be realized are difficult to determine. The Golf Club could be sold (or leased on a long-term basis) within the next one or two years, but the undeveloped land acreage could take several years to sell.


BALD MOUNTAIN GOLF COURSE
-----------------------------------------------------------


The Bald Mountain Golf Course is one of two golf courses located at the Fairfield Mountains development in Rutherford County, North Carolina. The 18-hole, par 72, 6,689 yard Bald Mountain Golf Course was designed by William B. Lewis and sits on approximately 115 acres, with Bermuda grass tees and fairways, bent grass greens, 28 sand traps and 10 water hazards. The Bald Mountain Golf Course is located behind a gated entrance and attracts almost exclusively Fairfield residents and timeshare owners.

On February  9, 1993,  Fairfield completed  the sale  of the
Bald  Mountain   Golf  Course  to  the  Fairfield  Mountains
Development Property Owners Association (the "Mountain POA") for net cash proceeds of $1,787,519.74.

In addition to the sale proceeds, the Mountains POA withdrew various claims alleging its rights to golf course ownership.


HARBOUR GOLF COURSE
-----------------------------------------------------------


The Harbour Golf Course is one of two golf courses located at the Fairfield Harbour development in New Bern, North Carolina. The 18-hole, par 72, 6,600-yard Harbour Golf Course was designed by Dominic Palumbo and is located on approximately 188 acres with narrow sloping fairways, a site-wide canal system, 77 sand traps and 3 lakes. The course does not allow access to the general public.

On October 8, 1993, Fairfield completed the sale of the Harbour Golf Course to the Fairfield Harbour Property Owners' Association for net cash proceeds of $1,947,948.26. Subsequently, an additional $22,800 was received in connection with the release of certain contingent closing costs.